LZ Technology Holdings Limited

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang province, People’s Republic of China 313000

September 29, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Melissa Kindelan, Christine Dietz, Aliya Ishmukhamedova, Mathew Derby

Re:	LZ Technology Holdings Limited

Draft Registration Statement on Form F-1

Submitted August 21, 2023

CIK No. 0001967397

Ladies and Gentlemen:

We hereby submit the responses of LZ Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated September 18, 2023, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft of the Registration Statement (the “Draft No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1 Submitted August 21, 2023

Commonly used defined terms, page ii

1.	Please revise your definition of PRC / China to remove the exclusion of Hong Kong and Macau from this definition.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the definition of PRC / China to remove the exclusion of Hong Kong and Macau from this definition.

Corporate History and Structure, page 8

2.	We note that the dashed line indicating which entities are “offshore” versus “onshore” is positioned so that entities organized in Hong Kong are deemed “offshore”. Please move the line so that “onshore” includes Hong Hong-based entities.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have updated the corporate structure chart.

Risk Factors

The Company has engaged in transactions with related parties..., page 29

3.	We note your statement that the terms obtained or consideration that you paid in connection with related party transactions “might be more or less favorable as compared to terms available or the amounts that would be paid in arm’s-length transactions.” Please explain the basis for the statement.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we deleted the sentence “[t]he terms obtained or consideration that we paid in connection with these transactions might be more or less favorable as compared to terms available or the amounts that would be paid in arm’s-length transactions.”

U.S. Securities and Exchange Commission

September 29, 2023

4.	Please revise to provide a concise discussion regarding the aggregate amount and percentage of revenue and cost of revenue related party transactions represent for each period presented.

Response: In response to the Staff’s comment, we respectfully advise the Staff that no revenue was generated  from any related party transactions for the years ended December 31, 2021 and 2022. For the years ended December 31, 2021 and 2022, RMBnil and RMB43.24 million in cost of revenues from related party transactions were recorded, accounting for nil% and 30% of total cost of revenues for the same periods, respectively.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules..., page 44

5.	Your disclosures appear to indicate that you expect to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please revise, here and on page F-16, to also state that as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we added that, as a result of our election, our financial statements may not be comparable to companies that comply with public company effective dates on pages 44 and F-16.

Management’s discussion and analysis of financial condition and results of operations Overview, page 53

6.	In the Smart Community vertical you disclose that you provide intelligent community building access and safety management systems through access control monitors and indicate that 73,717 access control screens have been installed. To provide better context for your business model, please revise to clarify the number of access control screens you have sold and the number you own. Also, indicate which of the sales channels or arrangements described on page 83 are used most often with customers in the sale or distribution of the devices and systems.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to clarify the number of access control screens we have sold and the number we own, and added disclosure to discuss which sales channels or arrangements are used most often with customers in the sale or distribution of the intelligent community building access devices and systems on page 53.

Key Factors That Affect Operating Results, page 54

7.	Please disclose the material terms of your agreements with each of your three major customers, including the identity, term, termination provisions, and any minimum purchase requirements as well as the percentage of revenue each customer represented. In addition, file the agreements with the customers who accounted for 84.4% of your total revenues in 2022 as exhibits, or tell us why it is not required. Finally, to the extent material, disclose the total number of customers for each period presented.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose the material terms of our agreements with each of our three major customers, Guangzhou Xie Lv Information Technology Co., Ltd., East Entertainment (Fujian) Culture Media Co., Ltd. and Beijing Baidu Netcom Science Technology Co., Ltd., as well as the percentage of revenue each customer represented. In addition, we filed the agreements with them as Exhibits 10.5, 10.6 and 10.7, and disclosed the total number of customers for the years ended December 31, 2021 and 2022.

8.	Please revise here to include a quantified discussion of the Key Performance Indicators (KPIs) and other metrics used in managing your business for each period presented. Also, ensure you clearly define how each metric is calculated and include a discussion of any trends, uncertainties and fluctuations in such measures from period to period. Refer to SEC Release No. 33-10751.

Response: In response to the Staff’s comment, we respectfully advise the Staff that our management has not used key variables or other metrics in managing our business or making strategic decisions. We do not believe any such metrics are meaningful predictors of future growth or material to investors for an understanding and evaluation of our company.

U.S. Securities and Exchange Commission

September 29, 2023

9.	You disclose your breakdown of revenues by categories for the years ended December 31, 2021 and 2022. Please expand your disclosure to include a description of the principal markets in which the company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. See Item 4.B of Form 20-F.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we expanded our disclosure to include a description of the principal markets in which the company competes on page 54.

Results of Operations

Revenues, page 56

10.	You disclose that the increase in Out-of-Home revenue of RMB81.5 million was mainly due to two customers acquired in 2022. These customers contributed RMB97.2 million; therefore, it appears that revenue generated from existing customers decreased. Please revise to discuss the change in revenue from existing customers or otherwise explain the decrease. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to discuss the change in revenue from existing customers or otherwise explain the decrease in Page 57 as follows: after excluding revenues generated from two newly acquired customers in 2022, the remaining revenue decreased by RMB15.8 million for the year ended December 31, 2022 compared to 2021. Out-of-Home revenue can fluctuate because essentially, it was based on short-term projects which need advertisements. Therefore, the decrease for the remaining revenues was mainly due to the advertising campaign for the brand “Crayon Xiao Xin”, from one of the customers, via a dancing event which most of the services performed incurred in 2021. Revenues generated from the event were RMB11.1 million and RMB 0.7 million for the years ended December 31, 2021 and 2022.

11.	You indicate that there was a decrease in revenue generated from selling your own community access control devices and software development. Revise to explain whether this could impact Out-of-Home advertising revenue going forward. In this regard, you disclose on page 5 that your advertising strategies depend on the Smart Community monitors to a great extent. Therefore, it would appear if fewer devices are sold there would be fewer screens on which to display advertisements, which could negatively impact revenue in the future.

Response: In response to the Staff’s comment, we respectfully advise the Staff that there is no direct relationship between the Out-of-Home Advertising revenue and the community access control devices sales as we generate advertising revenues mainly via our self-owned community access control devices. We revised the disclosure on page 57.

Liquidity and Capital Resources, page 59

12.	You indicate you have developed plans to mitigate adverse conditions, including obtaining funds amounting to RMB63.8 million from two investors as capital injection. Please tell us whether such transactions have occurred and if so, where they are disclosed in the financial statements, or revise. In this regard, we note on page F-30 that a capital injection of RMB50 million was made on June 23, 2023, but it is unclear where additional amounts are disclosed.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the first RMB50 million has been placed as of June 23, 2023 by Jinfu No.1, which was disclosed in Note 17 on page F-30. According to the agreement, the RMB13.8 million investment from another investor is in process and is without any conditions or any buyback clauses.

13.	We note you indicate that with obtaining funds amounting to RMB63.8 million from two investors as capital injection that should be sufficient to meet anticipated working capital requirements and capital expenditures within the next 12 months. Please disclose the minimum funding required for you to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources should your plan fail. Refer to Section IV of SEC Release 33-8350.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose on page 59 as follows: the minimum funding required for us to remain in business for at least the next 12 months was RMB55.2 million.

If the plan to obtain the remaining RMB13.8 million investment fails, we can still be able to conduct our planned operations for the next 12 months using currently available capital resources, including capital resources of our own, bank borrowing of RMB10 million newly obtained on September 14, 2023 and the additional RMB50 million in place on June 23, 2023.

U.S. Securities and Exchange Commission

September 29, 2023

Business, page 84

14.	We note your disclosure indicating that you have “forged strategic alliances with a top-tier search engine, several outdoor advertising providers and media companies.” Please revise to identify your partners, discuss the material terms of your strategic alliances including any termination provisions, the impact they have on your company, and file the agreements as exhibits.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised the disclosure to identify our partners, discussed the material terms of the strategic alliances and the impact they have on the Company on pages 88-90, and filed the agreements as Exhibits 10.5, 10.6 and 10.7.

Regulations related to information security, page 96

15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight may impact your business and your offering if you become subject to CAC oversight and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised our disclosure to explain how this oversight from CAC may impact our business and this offering if we become subject to CAC oversight and state that we believe we are compliant with the regulations or policies that have been issued by the CAC to date on page 99.

Compensation of Directors and Office, page 109

16.	Please provide the compensation information on an individual basis as required by Item 6.B of Form 20-F or tell us why individualized information is not required.

Response: In response to the Staff’s comment, we respectfully advise the Staff that disclosure of the compensation information on an individual basis is not required because individual disclosure is neither required in LZ Technology’s home country, the Cayman Islands, nor is otherwise publicly disclosed by the company.

Principal shareholders, page 110

17.	Please disclose any significant change in the percentage ownership held by any major shareholders during the past three years. See Item 7.A.1.(b) of Form 20-F.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we added disclosure to disclose significant changes in the percentage ownership held by any major shareholders during the past three years on page 113.

Related Party Transactions, page 113

18.	You disclosed material transactions with related parties for the fiscal years ended December 31, 2021 and 2022. Please expand your disclosure to provide related party transactions since the beginning of the company’s preceding three financial years up to the date of the registration statement. See Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we expanded our disclosure to provide related party transactions since the beginning of the company’s preceding three financial years up to the date of the registration statement beginning on page 114.

U.S. Securities and Exchange Commission

September 29, 2023

Consolidated Financial Statements

Note 1. Organization and principal activities

(b) Reorganization, page F-7

19.	You state the company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization. Please tell us who the shareholders of Lianzhang Portal Internet Technology Co. Ltd were and the percentage of interest each held before the transfer of that interest to LZ Menhu, as well as how they were related to the shareholders of LZ Menhu before the reorganization.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Mr. Zhang Andong and his spouse Mrs. Zhang Hongling (“Shareholders Group A”) holds 39.66% equity shares and 39.66% voting right    in Lianzhang Portal Network Technology Co. Ltd. (“Lianzhang Portal”) in aggregate, as its controlling shareholder group (the “Shareholders Group A”) before the Reorganization. Although the voting rights didn’t exceed 50%, Shareholders Group A can control Lianzhang Portal considering the following: (i) Shareholders Group A have corresponding right to appoint and elect directors of Lianzhang Portal and other senior management personnel to be appointed and removed by shareholders; (ii) the executive director of three shareholders of the Group (i.e. Xiamen Dongling Technology Co., Ltd.; Xiamen Dongling Weiye Investment Partnership (Limited Partnership); Wuxi Zhanghui Anying Investment Partnership (Limited Partnership)), which accounted for 56.98% voting ownership interest of Lianzhang Portal, are all Shareholders Group A, who controlled the shareholders meeting and board of directors; (iii) the remaining shareholders have voting right corresponding to their 60.34% ownership, without entering into Power of Attorney for Concerted Action, or any kick-out rights through voting interests or other control right by contract. Therefore, Lianzhang Portal was controlled by Shareholders Group A through majority voting interest before the Reorganization.

Shareholders Group A controls 42.33% equity interest of LZ Technology Holdings Limited, which controls 93.7% equity interest of Lianzhang Portal through its wholly owned subsidiaries (Dongrun Technology Holdings Limited and LZ Digital Technology Group Limited (Hong Kong)). Therefore, Shareholders Group A holds 39.66%   interest and 67.05% voting right in Lianzhang Portal after the Reorganization.

On January 13, 2023, LZ Digital Technology Group Limited (Hong Kong) directly invested in Lianzhang Menhu (Zhejiang) Holding Co., Ltd. (“LZ Menhu”), as its direct wholly-owned subsidiary. On June 23, 2023, shareholders of Lianzhang Portal transferred 93.70% of equity interests to LZ Menhu, and the Company controls Lianzhang Portal and its subsidiaries since then.

20.	You disclose that you generate revenue from providing advertising through your own devices, “Channel One”, or other channels provided by subcontractors, “Channel Two”. Please tell us and revise to disclose whether arrangements include advertising only on Channel One or Channel Two, or if arrangements always include advertising on both. To the extent the Channels are sold separately, explain why there is no directly observable standalone selling price for either. Further, tell us and revise to disclose how much revenue is generated through Channel One and separately for Channel Two for the periods presented.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose on page F-12 as follows: the arrangements might include advertising only on Channel One, or on both.

The reason for no directly observable standalone selling price for advertising through Channel Two is that advertising on Channel Two neither has been provided separately to customers, nor has similar observable price in the market as this type of arrangements are customized based on different characteristics of products to be advertised.

The reason for no directly observable standalone selling price for advertising through Channel One is that although we did render advertising services on Channel One separately, it usually came with a cooperated agent. However, the contracts with multiple channels do not involve agents. Those are two different business models, and therefore, the transaction price in the single channel arrangements cannot be referenced to arrangements with multiple channels.

Revenues generated from Channel One were RMB43.35 million and RMB103.17 million for the years ended December 31, 2021 and 2022, respectively. Revenues generated from Channel Two were RMB24.30 million and RMB45.85 million for the years ended December 31, 2021 and 2022, respectively.

U.S. Securities and Exchange Commission

September 29, 2023

21.	You disclose that you use a time-elapsed basis and recognize revenue ratably over the period from the beginning to the end of the advertising schedule. Please tell us the typical length of an advertising schedule and whether amounts earned are fixed for each advertising schedule. If fees are not fixed, tell us what they are based on, such as impressions or clicks, and explain how ratable recognition of revenue is an appropriate measure of progress towards complete satisfaction of the performance obligation. Refer to ASC 606-10-25-31.

Response: In response to the Staff’s comment, we respectfully advise the Staff that there was no typical length of an advertising schedule, which can be last from several days to months. The lengths of advertising schedules are based on the requirement of customers. The fees are fixed for each advertising schedule. The display of advertisements is evenly over the advertising schedule. Therefore, we adopt output method, using a time-elapsed basis ratably over the period from the beginning to the end of the advertising schedule to measure progress, and our customer can simultaneously receive and consume the benefits evenly from the beginning to the end of scheduled period.

22.	You disclose that you are the principal for transactions that you are in control of establishing the transaction price and primarily responsible for fulfilling the promises to provide advertising promotion to the customer. With regards to revenue generated on Channel Two, please tell us in detail how you determined you are the principal in these arrangements and include the nature and terms of the contracts with the advertiser and the partners, as well as explain how you have the ability to direct the use of and obtain substantially all of the remaining benefits of the services provided. Further, include in your analysis the separate advertisement placement agreements noted on page 88. Tell us how much revenue is generated from them and how you determined you are the principal in those arrangements. Refer to ASC 606-10-25-25.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have extracted the following terms and conditions of the contract:

Term 2.2: We (“Party B”) are solely responsible for the end customers’ (“Party A”) advertising promotion services, and may subcontract according to its own situation. Party B has the right of determining the price of subcontracting. However, Party B shall be jointly and severally liable for the actions of the subcontractor and ensure that the brand advertising promotion services are completed as agreed by both parties.

Term 2.3: Party B is the general planner and plays a leading role in the advertising promotion matters agreed by both parties. At the same time, Party B shall bear the main responsibility for such advertising and promotion, and ensure that the corresponding service is normally completed.

According to the terms of the contract and the actual execution, (i) we are solely responsible for the advertising and publicity services, and may subcontract based our own arrangements or requirements of the customers; (ii) we bear the risk of being sued by customer for unsatisfied deliverables, including the service delivered by the subcontractor, due to we are the service provider listed in the contract with the customer and the Subcontract Agreement are signed separately; (iii) we have the discretion to negotiate transaction price with the customer, irrelevant to the subcontracting costs; (iv) we are liable for the actions of the subcontractor, and ensure that the advertising promotion services designated for the customer is completed as agreed by both parties (we and the customer). Pursuant to ASC 606-10-25-25, we have the ability to direct the use of services to be provided the customers, and obtain substantially all of the remaining benefits from the revenues generated from the services. Therefore, we play the role as Principal because we can control the advertising services before it is released, which should recognize revenue in gross method.

The corresponding revenues were recognized RMB24.30 million and RMB45.85 million for the year ended December 31, 2021 and 2022, respectively.

U.S. Securities and Exchange Commission

September 29, 2023

Local Life, page F-12

23.	You disclose that you identify one performance obligation for the services provided in these contracts. Please revise to disclose what these services are and how revenue is earned, such as based on the number vouchers clicked or as a percentage of the amount of vouchers redeemed. Also, you indicate that revenue is reported on a net basis. Revise to clarify what “net” means and whether revenue is equal to the fees earned from the merchant.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose on page F-12 as follows: we generate revenues by providing e-commerce promotion service to merchants (the “Customer”) through different channels operates by us such as (1) WeChat mini programs operated by Henduoka and (2) self-owned official account on the third party’s platform like WeChat or Tiktok. The end customers could purchase the vouchers via our platform or the third parties’ platform (“the “Platform”) and use the vouchers in the merchants. And the selling amount paid by the end customer would firstly transfer to the Platform. When the End customers come to consume and the vouchers are verified by the merchant, the money will be divided among us and merchants on a pro rata basis agreed upon. Local Life services are to promote vouchers through e-commerce platforms for merchants. We consider ourselves the agent and recognize revenues on a net basis, which are recognized based on a pre-determined percentage of the selling price of the vouchers (the fees earned from the merchant).

Note 7. Property and equipment, net, page F-18

24.	Please revise to disclose whether the community access control devices that you installed but did not sell are included in machinery equipment, and if not, disclose where they are recorded. Further, disclose the value of those devices at the end of each period presented.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose on page F-18 as follows: all of the community access control devices that we installed but did not sell are included in machinery equipment. The value of those devices is RMB45.61 million and RMB46.57 million   for the year ended December 31, 2021 and 2022, respectively.

Note 9. Short-term borrowings, page F-19

25.	You disclose that you received RMB95,790 in total from third party companies in the joint operating agreements. Please revise to clarify if that is the “Original Subscription Amount” and whether it is equal to the amount of devices sold. If that is not Original Subscription Amount or the amount of devices sold, clarify what is and what the funds were used for in excess of the Original Subscription Amount.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose on page F-20 as follows: the amount of RMB95,790 from third party companies is equal to the number of devices sold.

26.	You disclose you paid commission fees of RMB33,160 in 2021. Please clarify what those fees were for and explain why no commission fees were paid in 2022. Also, explain how it was determined whether amounts paid to the cooperators were payments for the original subscription amount, commission fees, or other amounts owed.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we and Tianjiu Sharing Wisdom Enterprise Service Co., Ltd (“Tianjiu”) entered into a Strategic Cooperation Agreement (the “Agreements”) In 2021. Under the Agreements, Tianjiu was responsible for brand promotion and seeking new cooperators for us.

The commission fees of RMB33,160 is paid to Tianjiu for seeking cooperators for us. The joint operating agreements with 89 third-party companies facilitated by Tianjiu were signed in 2021. There were no joint operating agreements signed in 2022, and therefore, there was no commission fees recognized in 2022.

The amount of commission fees is determined based on the number of devices sold, at RMB5,000 or RMB4,500 per device.

U.S. Securities and Exchange Commission

September 29, 2023

27.	You state that the cooperators purchased the community access control devices from the Group; however, you recognized the devices as property and equipment. Please explain your accounting for the sale of these devices and the accounting guidance followed.

Response: In response to the Staff’s comment, we respectfully advise the Staff that in substance, the transactions between the cooperators and us should consider a debt financing according to ACS 470 for the following reasons: (1) we are the actual operator who control the device and have the right to direct the use of the device; (2) proceeds from the sales of devices are not recognized as revenues but short-term borrowings as those proceeds are expected to be repaid or to be converted into equity, on the demand of the cooperators. Therefore, the community access control devices are presented as property and equipment.

28.	Please provide us with the journal entries for the following: 1) when the joint operating agreements were entered into, including the sale of the access control devices 2) the revenue share and commissions paid and 3) the termination of the joint operating agreements and entering into the investment agreements.

Response: In response to the Staff’s comment, we respectfully advise the Staff that journal entries are presented as follows:

1)	We accounted for the purchase amount in accordance with ASC 470, as a single instrument under short-term borrowings. For initial measurement, we recorded the cash received as short-term borrowings as following:

		For the years ended December 31,
		2020	2021	2022
		RMB	RMB	RMB
Debit	Cash in banks	1,350,000	94,440,000	-
Credit	Short-term borrowings	(1,350,000)	(94,440,000)	-

2)	The revenue share and commissions paid:

We paid financing commission fees to Tianjiu, as the borrowings were short-term borrowings, the commission fees were expensed as incurred. Therefore, we recorded the issuance costs as financial expenses:

		For the years ended December 31,
		2020	2021	2022
		RMB	RMB	RMB
Debit	Financial expenses	143,045	33,159,556	-
Credit	Cash in banks	(143,045)	(33,159,556)	-

We would recognize the distribution as repayment of borrowings as following:

		For the years ended December 31,
		2020	2021	2022
		RMB	RMB	RMB
Debit	Short-term borrowings	-	11,145,023	11,910,567
Credit	Cash in banks	-	(11,145,023)	(11,910,567)

U.S. Securities and Exchange Commission

September 29, 2023

3)	The termination of the joint operating agreements and converting those borrowings into equity as requested by the cooperators.

		For the years ended December 31,
		2020	2021	2022
		RMB	RMB	RMB
Debit	Short-term borrowings	-	-	37,830,778
Credit	Additional paid in capital	-	-	(37,830,778)

Note 14. Equity, page F-28

29.	Please revise to briefly disclose the company’s capital structure upon incorporation and the subsequent changes prior to the share issuances on June 23, 2023, as discussed on page 8.

Response: In response to the Staff’s comment, we respectfully advise the Staff that for the company’s capital structure upon incorporation, please refer to “CORPORATE HISTORY AND STRUCTRUE” in the prospectus. On June 23, 2023, Jinfu No.1 made a capital injection with a total amount of RMB50 million, and obtained another 1.95% equity of the company.

Note 17. Subsequent events, page F-30

30.	You disclose that eleven cooperators decided to terminate their joint operating agreements, nine made a capital injection amounting to RMB7.4 million to the Group and the remaining two exchanged equity interests with existing shareholders. Please revise to clarify. Explain whether cash was received from these cooperators and if so, how it will be recorded, and how the outstanding debt will be accounted for. If cash was not received, revise to disclose that this was a non-cash transaction. Lastly, explain how you accounted for the two cooperators that exchanged equity interest with existing shareholders as part of the termination of their joint operating agreements.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose on page F-30 as follows: all of the cash amounting to RMB7.4 million has been received from these cooperations in 2021 upon entering into the joint operating agreements, which was recorded as short-term borrowings. Now eleven cooperators decided to terminate the joint operating agreements, corresponding borrowings would convert into equity.

The remaining two cooperators exchanged equity interests with existing shareholders. We have paid corresponding consideration to the existing shareholders on behalf of the two cooperators.   Therefore, we also accounted for this transaction from borrowings into equity.

U.S. Securities and Exchange Commission

September 29, 2023

31.	You disclose that on May 24, 2023, Xiamen Dongling Technology Co., Ltd (“Xiamen Dongling”) transferred 2.5% shares to Jinfu No. 1 (Huzhou) Equity Investment Partnership (“Jinfu No.1”), which was calculated based on the fair value of RMB2 billion. Please further explain this transaction and revise your disclosure to clarify who Xiamen Dongling is in relation to the company, which entity’s shares they transferred, whether they received any consideration, what had a fair value of RMB2 billion, how that relates to the transaction, and what impact this had on the company.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we revised to disclose on page F-30 as follows: Vanshion Investment Group Limited, one of LZ Technology’s principal shareholders, is 66.7% owned by Xiamen Dongling Weiye Investment Partnership (Limited Partnership) (“Dongling Partnership”). Dongling Partnership is managed by its executive partner, Xiamen Dongling Technology Co., Ltd. (“Dongling Technology”) which holds approximately 26.55% of Dongling Partnership. Additionally, Vanshion Investment Group Limited is 33.3% owned by Wuxi Zhanghui Anying Investment Partnership (Limited Partnership), which, in turn, is 59.75% owned by Dongling Technology. Mr. Andong Zhang and his spouse, Ms. Hongling Zhang, together hold 100% equity interests of Dongling Technology.

On May 24, 2023, Dongling Technology transferred 2.5% shares of Lianzhang Portal, who is the major subsidiary of LZ Technology, to Jinfu No. 1. And the consideration, which is calculated according to the valuation of Lianzhang Portal of RMB2 billion, have been received by Dongling Technology.

As shown above, the transfer of 2.5% shares is the transaction between our two shareholders, Dongling Technology and Jinfu No. 1, the only impact to us is the changes in the shareholders’ proportion in equity.

General

32.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully advise the Staff that neither we nor anyone on our behalf have presented any written communications to potential investors.

U.S. Securities and Exchange Commission

September 29, 2023

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86 186-0592-9066 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

LZ Technology Holdings Limited

By:	/s/ Runzhe Zhang
Runhe Zhang
Chief Executive Officer

cc:	Kevin Sun, Esq.